



Nasdaq Regulation

Nasdaq

William Salttery, CFA
Vice President
Listing Qualifications

By Electronic Mail

January 22, 2021

Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Division of Corporation Finance:

This is to certify that on December 22, 2020 The Nasdaq Stock Market (the "Exchange") received from COMSOVEREIGN HOLDING CORP. (the "Registrant") a copy of the Registrant's application on Form 8-A 12(b) for the registration of the following securities:

Common Stock, par value $0.0001 per share
Warrants, each Warrant exercisable for one share of Common Stock

We further certify that the securities described above have been approved by the Exchange for listing and registration upon official notice of issuance.

We understand that the Registrant is seeking immediate acceleration of the effective date of registration, and we hereby join in such request.

Sincerely,

William Slattery